SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 15 March, 2021

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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15 March 2021

New financial disclosure framework

BP p.l.c. (bp) has today published its new financial disclosure framework, comprising bp's new segmental reporting structure and associated disclosures.

This new framework follows a significant review of bp's disclosures and will provide greater transparency against bp's strategic, financial and operational objectives.

Materials provided include restated and resegmented financial and other metrics for 2019 and 2020.

bp will begin reporting on the basis of the new framework with its first quarter 2021 results, expected on 27 April 2021.

Information on the new financial disclosure framework and associated materials can be seen on bp.com at:
https://www.bp.com/en/global/corporate/investors/results-and-reporting/financial-disclosure-framework.html

− ENDS −

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 15 March 2021
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary